Mail Stop 4561

July 9, 2009

Mr. Zachary Nelson
President and Chief Executive Officer
Netsuite Inc.
2955 Campus Drive, Suite 100
San Mateo, CA 94403-2511

> **Re:**   **Netsuite Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed May 11, 2009**
> **File No. 001-33870**

Dear Mr. Nelson:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

1.   Please tell us what consideration you have given to expanding the overview section in your periodic reports to discuss your key prospects for future growth

and material opportunities, challenges and risks, to give investors a better understanding of what the company's executives are most focused on in both the short and long-term. For example, we note that in your first quarter earnings call your CEO Nelson discussed that your strategic goals included moving up the market vertically, attracting larger customers, also noting that your fastest growing segment is customers that pay over $100,000 per year. He also discussed your strategic goals of increasing international sales, and fostering the NetSuite ecosystem, by allowing partners and independent software vendors to extend NetSuite by developing industry specific versions of your application suite, such as SuiteCloud Connect for Salesforce.com. See Section III.A of SEC Release No. 33-8350 for additional guidance.

Key Components of Our Results of Operations, page 30

2.	We note your statement on page 54 that because you generally invoice your customers on a monthly, quarterly or annual basis, your deferred revenue balance does not represent the total contract value of annual or multi-year, non-cancelable subscription agreements. We also note on page 44 that you changed your billing terms for new customers. Please clarify the changes to your billing terms and tell us what consideration you gave to disclosing the total contract value of all of your non-cancelable subscription agreements. See Item 101(c)(viii) of Regulation S-K.

Results of Operations

2007 compared to 2008, page 37

3.	Please tell us what consideration you gave to providing in this section and in the discussion of your results of operations for the quarter ended March 31, 2009 quantitative and qualitative disclosure regarding the factors that offset your increased revenues in 2008 and the first quarter of 2009. See Section III.B.4 of SEC Release 33-8350. For example, please quantify the reduction in professional services revenues you experienced in 2008 and describe the factors that you believe contributed to this decline.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 52

4.	Please reconcile the proceeds from issuance of common stock, net of issuance costs to the amounts presented in your statements of convertible preferred stock and stockholders' equity (deficit). In this regard, the amounts presented for 2008 appear significantly different.

Part III

Item 11. Executive Compensation (incorporated by reference to your proxy statement for your 2009 annual meeting)

Compensation Discussion and Analysis

Cash Incentive Bonuses, page 33

5.   You have provided limited information concerning the degree of difficulty with which the undisclosed performance targets may be achieved, disclosing only that bonus objectives for 2008 were set to be challenging, but achievable if the company achieved its financial plan for the year. Please enhance your discussion of the degree of difficulty that you expect will be experienced in achieving undisclosed performance targets. For example, provide a more thorough historical assessment of the predictability of achievement of performance objectives and the relation between historical and future achievement. This will provide investors with a better understanding of the arduousness or ease associated with achievement of the undisclosed target levels.

Individualized MBOs, page 35

6.   You disclose that individual performance criteria are considered for each NEO, and under the 2008 bonus plan, 20% of the total bonus compensation was for achievement of such individual goals. However, you only disclose that your NEOs received payouts on their individualized MBOs ranging from 70% to 100% of the relevant targets, without any discussion of what such targets were nor how achievement relative to such targeted individual performance goals translated into the specific payout. To the extent your compensation is based in any part on individual performance, the elements of individual performance should be described. See Item 402(b)(2)(vii) of Regulation S-K.

Certain Relationships and Related Transactions

Other Transactions with our Significant Stockholders, page 59

7.   Notes 9 and 17 to your consolidated financial statements indicate that some of your license agreements with Oracle USA were financed through long term notes with Oracle. However, you do not appear to have provided all of the disclosure required by Item 404(a)(5) of Regulation S-K in connection with this debt. Please advise.

8.   You disclose in Note 17 to your consolidated financial statements that your
        Chairman, Mr. Goldberg, received loans from an entity affiliated with Lawrence
        J. Ellison in 2005 and 2007. You also disclose that "[a]ny compensatory elements
        of the loans provided to Mr. Goldberg by the entity affiliated with Lawrence J.
        Ellison are recorded as contribution to capital by related party and compensation
        expense." Please clarify the meaning of this sentence. Please describe the
        "compensatory elements of the loans" and identify the entity that would record
        those elements as a contribution to capital.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 4. Controls and Procedures, page 18

9.   We note that your principal executive officer and principal financial officer have
        concluded that your disclosure controls and procedures are "effective." However,
        we also note your statement that any "control system, no matter how well
        conceived and operated, can provide only reasonable, not absolute, assurance that
        the objectives of the control system are met." Given this statement regarding the
        limits of the effectiveness of your disclosure controls and procedures, please
        confirm, if true, that your principal executive officer and principal financial
        officer concluded that your disclosure controls and procedures were effective at
        the reasonable assurance level as of the end of the period covered by the report.
        Please also confirm that you will include similar disclosure in the future or, in the
        alternative, that you will remove the reference to the level of assurance of your
        disclosure controls and procedures. Please refer to Section II.F.4 of
        Management's Reports on Internal Control Over Financial Reporting and
        Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No.
        33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.
         We note that the effectiveness conclusion in your Form 10-K for the fiscal year
        ended December 31, 2008 does indicate that your disclosure controls and
        procedures were effective at the reasonable assurance level.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief